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Schaumburg, IL 60173

Tel: (847) 303-0280

Fax: (847) 303-1121

October 20, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:   Mr. Ronald Alper, Staff Attorney

Re:      Modern Mobility Aids, Inc.

            Registration Statement on Form S-1

            Amendment #2

            File No. 333-168983

Dear Mr. Alper

Further to your letter dated October 14, 2010 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Exhibits

Exhibit 4.2 Subscription Agreement

1.      We note your response to comment 10 in our letter dated September 20, 2010; however, it is still unclear why the representations in paragraph 2 arc appropriate for the public offering. Also delete paragraph 2(C), 2(E), and 2(G) and the language in paragraph 2(D) requiring the investor make representations that appear to be a waiver of rights.

We have deleted the required sections.

Exhibit 5.1

2.      We note your response to comment 12 in our letter dated September 20, 2010. Please delete the last sentence in the fourth paragraph or revise the reference to the General Corporation Law of the State of Nevada to also include statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

                   We have provided the updated Exhibit 5.1

Sincerely,

           /s/ Sergei Khorolski

           Sergei Khorolski

Modern Mobility Aids, Inc., President